SEC Form 4/A
FORM 4 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940
OMB APPROVAL OMB Number: 3235-0287 Expires: December 31, 2001 Estimated average burden hours per response. . . . . 0.5
1. Name and Address of Reporting Person* Kennedy, Lesa D. (Last) (First) (Middle) 1801 West International Speedway Blvd. (Street) Daytona Beach, FL 32114 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol International Speedway Corporation ISCA, ISCB 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for (Month/Year) October 2001 5. If Amendment, Date of Original (Month/Year) 11/7/01	6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

           X          Director              X          10% Owner
           X          Officer                X          Other

Officer/Other
Description           Executive Vice President, Group Member
7. Individual or Joint/Group
    Filing (Check Applicable Line)

X   Individual Filing
Joint/Group Filing
Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	3. Transaction Code and Voluntary Code (Instr. 8) Code | V	4. Securities Acquired (A) or Disposed (D) Of (Instr. 3, 4, and 5) Amount | A/D | Price	5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6. Owner- ship Form: Direct(D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
Class B Common Stock	10/26/2001	G (1) |	1,090.1690 | A |	259,330.7790	I	As custodian for child / Western Oppty
Class B Common Stock	10/26/2001	G (1) |	2,180.3380 | D |	20,259,739.2430	I	By Remainder of France Family Group
Class B Common Stock	10/26/2001	G (1) |	1,090.1690 | A |	238,548.2940	I	By Western Opportunity
Class A Common Stock				15,314.0000	D
Class A Common Stock				42,945.0000	I	By Remainder of France Family Group
Class A Common Stock				1,500.0000	I	By Spouse as custodian for child
Class A Common Stock				2,542.0000	I	Joint with Spouse
Class B Common Stock				39,405.0000	D
Class B Common Stock				17,300.6900	I	As Custodian for child / BBL Ltd P/S
Class B Common Stock				319,770.3200	I	By BBL Limited P/S
Class B Common Stock				6,879.0000	I	By BBL Ltd P/S / BBL Company
Class B Common Stock				315.1480	I	By WCF Family Ltd P/S by Polk City
Class B Common Stock				23,542.5450	I	By WCF Family Ltd P/S by Western Oppty

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

(over)
SEC 1474 (3-99)

Kennedy, Lesa D. - October 2001
Form 4 (continued)
Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	4. Transaction Code and Voluntary (V) Code (Instr.8) Code | V	5. Number of Derivative Securities Acquired (A) or Disposed (D) Of (Instr. 3,4 and 5)	6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year) (DE) | (ED)	7. Title and Amount of Underlying Securities (Instr. 3 and 4)	8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned at End of Month (Instr.4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I)	11. Nature of Indirect Beneficial Ownership (Instr.4)

Explanation of Responses : If not signed by the reporting person, signed pursuant to power of attorney previously filed with the commission.

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
        See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient,
            See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not
required to respond unless the form displays a currently valid OMB number.	________________________________ __________________ ** Signature of Reporting Person Date Glenn R. Padgett Lesa D. Kennedy Page 2 SEC 1474 (3-99)

Kennedy, Lesa D. - October 2001
Form 4 (continued)
FOOTNOTE Descriptions for International Speedway Corporation ISCA, ISCB

Form 4 - October 2001

Lesa D. Kennedy
1801 West International Speedway Blvd.

Daytona Beach, FL 32114
Explanation of responses:

 (1)   Effect of gifts of Limited Partnership interests in Western Opportunity Limited Partnership among members of the France Family Group. Results in no change in the total number of shares owned by the France Family Group.

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